

May 13, 2011

Terence R. Rogers
Chief Financial Officer
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

   Re: Ryerson Holding Corporation
   Amendment No. 10 to Registration Statement on Form S-1
   Filed April 18, 2011
   File No. 333-164484

Dear Mr. Rogers:

   We have received your amended registration statement dated April 18, 2011 and have the following additional comments.

General

1. We note that you have included CRU projections throughout the filing. Please revise to provide a consent pursuant to Rule 436 as to this information or advise as to why this is not necessary.

Our Company, page 1

2. We note your statement that your scale enables you to maintain "low" operating costs. Please revise to disclose your operating expenses as a percentage of sales for the last two fiscal years.

3. Please revise to state as a belief that you have diverse end markets that reduce the volatility of your business or substantiate to us this statement.

Industry Outlook, page 2

4. Please expand upon your discussion of the PMI to explain how the readings indicate that the manufacturing economy is generally expanding or advise.

5. Please balance this section to add disclosure that there can be no guarantees on the timing of any overall improvements in the industry. Please also balance the disclosure to also indicate that the current recessionary climate has affected and may continue to affect your results.

6. Refer to the second paragraph in this section. Please revise to clarify as to how the fact that shipments and inventory are "well below historical averages" suggests "long-term" growth potential.

Our Competitive Strengths, page 4

Leading Market Position, page 4

7. Please revise to quantify what you mean by "significant" or delete the term "significant" in relation to your emerging market presence. Please also clarify what you mean by the phrase "meaningful portion."

8. Please substantiate to us that you are the largest service center company for stainless steel. Similarly revise at page 56, under "Business."

9. Please revise to explain what you mean by the phrase "leading global service center company in China." For instance, what percentage of the Chinese market does your company's sales in China represent? Similarly revise page 56.

10. We suggest replacing the word "unique" with another adjective to explain the senior executive team's perspective or support it usage to us.

Broad-Based Product and Geographic Platform, page 5

11. Please revise to provide more detail regarding how you think upgrading your sales talent and growing your national network and diverse operating capabilities will provide you will "industry-leading growth." Also revise to balance the disclosure to clarify that there can be no guarantee that you will have growth.

Transformed Decentralized Operating Model, page 5

12. Please revise to estimate the percentage or amount of the reductions in annual expenses you believe to be "permanent" cost reductions.

Drive to Industry Leading Financial Performance, page 6

13. We note your statement that you "have and continue to improve [y]our margins," which conflicts with disclosure elsewhere in your filing that your margins decreased from 2010 to 2009. Please reconcile or advise.

Focus on Profitable Global Growth, page 6

14. Please disclose how you have "revitalized" your sales force or revise to state as a belief.

Continue to Execute Value-Accretive Acquisitions, page 7

15. Please disclose your percentage of market share, if possible.

Capitalization, page 31

16. We note from your disclosure in footnote (2) that the "as adjusted" column reflects borrowing under the Ryerson Credit Facility for the payment of the termination fee under the Services Agreement with Platinum Advisors. Please revise to ensure that the expense that will be recognized at the time of the payment of the termination fee is recognized in the "as adjusted" accumulated deficit balance on the Capitalization Table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

17. We note your disclosure of the non-GAAP financial measure "total liquidity." Please revise to include the disclosures required by Item 10(e) of Regulation S-K which include a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please revise accordingly.

Focus on Profitable Global Growth, page 58

18. We note that you expect to leverage your expertise in North America and China to grow your business in high growth emerging markets. Please revise to disclose how you intend to grow your business in these markets. Please balance your disclosure by providing a timeframe and discuss any needed financing for doing so to the extent possible.

Annual Bonus, page 75

19. Please disclose the actual EVA reached for both the first and second halves of 2010 and disclose how you arrived at those numbers. Include any adjustments used, if applicable. Please also disclose how you determined that each executive was entitled to 70% of his target bonus for the first half of 2010.

Report of Independent Registered Public Accounting Firm, page F-2

20. Please revise to remove the restrictive legend included on bottom of the report of the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-1 registration statement. The consent of the independent registered accountant should be similarly revised.

Consolidated Statements of Operations, page F-3

21. We note from your statements of operations that in the year ended December 31, 2010 you recognized a $2.6 million gain on insurance settlement. Please tell us and disclose in the notes to the financial statements the nature and terms of this insurance settlement and explain to us why you believe recognition of a gain in 2010 is appropriate.

Note 7. Goodwill, page F-13

22. We note your disclosure that the Company made adjustments to goodwill related to purchase price adjustments of $4 million and $4.5 million during the years ended December 31, 2010 and 2009. Please tell us the nature of these adjustments and explain to us why you believe it was appropriate to adjust goodwill during each of these periods.

 Note 10. Employee Benefits, page F-19

23. We note your disclosure that effective January 22, 2010 the Company resumed matching 401(k) contributions. Please revise the notes to the financial statements to disclose the amount of expense recognized for these defined contribution plans. See guidance in ASC 715-70-50.

Note 20. Subsequent Events, page F-36

24. We note your disclosure that the Board of Directors will approve a stock split to be effected prior to the closing of the Company's offering of common stock on Form S-1. Once the date and terms of the stock split have been determined, please revise the historical financial statements and the related disclosures throughout the registration statement to reflect the stock split retroactively. See guidance in ASC 260-10-55-12 and Staff Accounting Bulletin Topic 4C.

25. We note from your disclosure in Note 20 that on March 14, 2011 Ryerson entered into an amended and restated Ryerson Credit Facility. Please revise to disclose how you will account for this modification in accordance with ASC 470-50-40, including how you will account for the payment of any fees or other third party costs.

26. We note from the disclosure included in Note 20 that JT Ryerson's Board of Directors approved the termination of the corporate advisory services agreement with Platinum Advisors, an affiliate of the Company's principal shareholder, which is contingent on the closing of the Company's public offering. We also note that JT Ryerson will pay Platinum Advisors a fee for terminating this agreement. Since it appears the termination of this agreement and the payment of the related fee are directly attributable to the Company's planned public offering, please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest balance sheet date presented giving effect to the payment of this termination fee.

27. Also, since the Company's earnings for the latest fiscal year are insufficient to fund the payment of this termination payment, which appears analogous to a dividend since it is being paid to an affiliate of the Company's principal shareholder, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented, giving effect to the number of shares whose proceeds will be required to fund the termination payment. Refer to the guidance outlined in SAB Topic 1:B:3.

28. In addition, please revise Note 20(D) to explain the Company's planned accounting treatment for the termination fee to be paid to Platinum Advisors.

Exhibit 5.1 Opinion of Counsel

29. Please confirm that you will refile the executed version of Exhibit 5.1 dated on or reasonably close to the date of effectiveness of the registration statement.

Exhibit 23.1 Consent of Ernst & Young

30. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

31. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Ryerson, Inc. Form 10-K and Form 10-Qs

32. Please address our comments on the financial statements and related disclosures included in the Form S-1 registration statement of Ryerson Holding Corporation in future filings of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Ryerson, Inc., where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mr. Jeffrey Fang, Esq.
       via facsimile (212) 728-9656